SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH., D.C.
200 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Genessee Street, Suite 630
(No. and Street)

Kansas City (City) | Missouri (State) | 64102-1039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom | 816-221-6700 (Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Ave., Suite 110 (Address) | Overland Park (City) | Kansas (State) | 66202 (Zip Code)

[redacted]

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017667

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-18-11

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
□ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
X (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2010

EXHIBIT A

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	77,077
Temporary cash investments		80,253
Receivable from clearing broker		4,727
Deposit with clearing broker		63,560
Total current assets		225,617
DEPRECIABLE ASSETS		
Office equipment		10,035
Accumulated depreciation		(2,005)
Net depreciable assets		8,030
OTHER ASSETS		
Investments		51,620
TOTAL ASSETS	$	285,267

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable - Trade	$	19,217
Accrued payroll		19,719
Accrued payroll taxes and benefits		10,132
Dividends payable		1,500
Other accrued expenses		1,018
Accrued income taxes		27,160
Total current liabilities		78,746
STOCKHOLDERS' EQUITY		
Capital stock		164,000
Retained earnings		31,511
Accumulated other comprehensive income (loss):		
Unrealized gain on securities		11,010
Total stockholders' equity		206,521
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	285,267

The accompanying notes are an integral part of these financial statements

EXHIBIT B

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commissions		$ 283,509
Trading gains		114,907
Underwriting designations		58,936
Financial advisory and consulting fees		22,690
Placement agent fees		118,097
Realized gain (loss) on investment securities		23,522
Miscellaneous		9,581
Total revenues		631,242
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 11,451	
Other charges	3,548	14,999
GROSS MARGIN		616,243
EXPENSES		
Employee compensation and benefits		288,344
Independent contractor compensation		60,974
Office expense		46,318
Quotation		35,756
Travel and entertainment		23,115
Advertising and promotion		2,900
Regulatory fees and expense		14,673
Interest		1,454
Depreciation		2,005
Miscellaneous		35,397
Total expenses		510,936
INCOME BEFORE INCOME TAXES		105,307
PROVISION FOR INCOME TAXES		27,160
NET INCOME		$ 78,147

The accompanying notes are an integral part of these financial statements

EXHIBIT C

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Class A & B	Preferred Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 162,000	$ (11,571)	$ 30,700
Additions	-	-	-	-
Stock redemption	-	-		
Dividends	-	-	(43,320)	-
COMPREHENSIVE INCOME				
Net income (loss)	-	-	78,147	-
OTHER COMPREHENSIVE INCOME				
Unrealized gain (loss) on investments	-	-	8,255	(19,690)
BALANCE, END OF YEAR	$ 2,000	$ 162,000	$ 31,511	$ 11,010

The accompanying notes are an integral part of these financial statements

EXHIBIT D

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	78,147
Depreciation		2,005
Realized (gains) losses		(23,522)
Adjustments to reconcile net inconme to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in temporary cash investments		(2,827)
(Increase) decrease in receivable and deposits from clearing broker		(28,424)
Increase (decrease) in accounts payable - Trade		10,687
Increase (decrease) in acconts payable - Independent Contractor		(55,975)
Increase (decrease) in accrued income taxes		17,285
Increase (decrease) in dividends payable		1,200
Increase (decrease) in accrued liabilities		7,692
Net cash provided by operating activities		6,268
CASH USED BY INVESTING ACTIVITIES:		
Proceeds from sale of investments		107,018
Purchase of depreciable assets		(10,035)
Investment acquisitions		(51,490)
		55,528
CASH USED IN FINANCING ACTIVITIES:		
Dividends		(43,320)
Purchase of treasury stock		-
		(43,320)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		18,476
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		58,531
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	77,007

The accompanying notes are an integral part of these financial statements

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2010, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2010 are as follows:

Interest	$	1,454
Income taxes	$	10,155

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2010 was $2,005.

E. *Comprehensive Income Reporting*

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2010, the Company had aggregate indebtedness of $78,747 and net capital of $190,237 which resulted in a ratio of .414 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2010, based on its minimum requirement, the Company had excess net capital of $90,237.

NOTE 3 RELATED PARTIES

The controlling Shareholder of the Company also owns 52% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company paid Valdés Capital Management, Inc., advisory fees totaling $ 3,600 in 2010.

In addition, the controlling shareholder of the Company owns 100% of the common stock of another broker – dealer, The Bond House, Inc. Their total revenues for 2010 were $3,513 and total assets were $15,326 and net equity was $14,826 at December 31, 2010

NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
1,620 shares issued and outstanding

See independent auditor's report

NOTE 5 INVESTMENTS

U. S. generally accepted accounting principles establish a framework of measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities in active markets that the Company has the ability to access (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). All of the Company's investments are Level 1 investments.

The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

Investments at December 31, 2010 include marketable securities with a cost basis of $40,610 and a fair market value of $51,620, resulting in an unrealized gain of $11,010.

NOTE 6 INCOME TAXES

The Company follows the provisions of FASB Accounting Standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, they have not provided for any increase in tax liability as of March 31, 2010.

There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

NOTE 7 LEASE COMMITMENTS

The Company presently leases office space at its downtown location on a month-to-month basis, at the rate of $720 per month..

In July 2009 the Company executed a new lease on a second office space for a three year period at $1,585 per month. In April 2010, due to a reduction in utilized space, the rent was reduced to $1,125 per month through July 2012.

Lease expense for 2010 was $25,825.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2011, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2010**
Valdès & Moreno, Inc

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 206,521	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			206,521	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 206,521	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 8,030	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	8,030	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 198,491	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities	7,743	3734		
	D. Undue Concentration	511	3650		
	E. Other (List)	-	3736	8,254	3740
10.	Net Capital			$ 190,237	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing, as amended.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — **as of December 31, 2010**
Valdès & Moreno, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 5,250	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 90,237	3770
15. Net capital less greater of 10% of line19 or 120% of line 12			▼22 $ 70,237	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 78,746	3790
17. Add:				
A. Drafts for immediate credit	▼21 $ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	-	3830
19. Total aggregate indebtedness			$ 78,746	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0.4139	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

VALDÉS & MORENO, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

VALDÉS & MORENO, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

H&H

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process pr report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2010

VALDÉS & MORENO, INC.
INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES ON SIPC FORM 7-T

FOR THE PERIOD OF JANUARY 1, 2010 – DECEMBER 31, 2010

H&H

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Valdés & Moreno, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Valdés & Moreno, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Valdés & Moreno, Inc.'s management is responsible for the Valdés & Moreno, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks maintained in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There was no overpayment to be applied to the current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047810 FINRA DEC
VALDES & MORENO INC 18*18
1600 GENESSEE ST STE 630
KANSAS CITY MO 64102-1132

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment (item 2e~~ from page 2) $ 1,483
B. Less payment made with SIPC-6 filed (exclude interest) ( )
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 1,483
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 1,483
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,483
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 631,242

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 13,492

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 23,522

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,163

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 71

Enter the greater of line (i) or (ii) 1,163

Total deductions 38,177

2d. SIPC Net Operating Revenues $ 593,065

2e. General Assessment @ .0025 $ 1,483

(to page 1, line 2.A.)

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

CONTENTS